EXHIBIT 1

The undersigned agree that this Schedule 13G, dated February 15, 2026, relating to the Common Stock of CytoSorbents Corporation, shall be filed on behalf of the undersigned.

Avenir Corporation

/s/ James H. Rooney

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Signature

James H. Rooney, President

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Name/Title

/s/ James H. Rooney

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Signature

James H. Rooney

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Name/Title